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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                   FORM N-8F

APPLICATION FOR DEREGISTRATION OF CERTAIN REGISTERED INVESTMENT COMPANIES.

I.    GENERAL IDENTIFYING INFORMATION

1.    Reason fund is applying to deregister:

      [X]   MERGER

      [ ]   LIQUIDATION

      [ ]   ABANDONMENT OF REGISTRATION

      [ ]   Election of status as a BUSINESS DEVELOPMENT COMPANY

      On April 28, 2006, The Travelers Insurance Company ("TIC"), on behalf of Tactical Growth and Income Stock Account for Variable Annuities (the "Account"), transferred all of the Account's assets to the MetLife Stock Index Portfolio (the "Portfolio") of Metropolitan Series Fund, Inc (the "Fund"). In exchange for the assets of the Account, the Fund issued
      Class A shares of the Portfolio to TIC for the benefit of the Account, and the Portfolio assumed any unsatisfied liabilities of the Account (other than liabilities associated with insurance obligations that were assumed by the New Sub-Account, as defined below). In turn, TIC caused the shares of the Portfolio received for the benefit of the Account to be transferred to The Travelers Fund U for Variable Annuities (the "Successor Account") as assets of a new sub-account of the Successor Account (the "New Sub-Account"), and the Successor Account issued to the Account units of the New Sub-Account equal in value to the shares of the Portfolio received. The Account then redeemed its outstanding units, replacing them with the units of the New Sub-Account it received.

2.    Name of fund: Tactical Growth and Income Stock Account for Variable
      Annuities

3.    Securities and Exchange Commission File No.: 811-05090

4.    Is this an initial Form N-8F or an amendment to a previously filed Form
      N-8F?

      [X] Initial Application  [ ] Amendment

5. Address of Principal Executive Office (include No. & Street, City, State, Zip Code):

            Tactical Growth and Income Stock Account for Variable Annuities One Cityplace
            Hartford, Connecticut 06103

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6.    Name, address, and telephone number of individual the Commission staff should contact with any questions regarding this form:

            Eric C. Freed, Esq.
            Sutherland Asbill & Brennan LLP
            1114 Avenue of the Americas
            40th Floor
            New York, NY 10036
            Phone: (212) 389-5055

7. Name, address, and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a-1, .31a-2]:

            Jack P. Huntington, Esq.
            MetLife Group, Inc.
            501 Boylston Street
            Boston, Massachusetts 02116
            Phone: (617) 578-3057

      NOTE: ONCE DEREGISTERED, A FUND IS STILL REQUIRED TO MAINTAIN AND
            PRESERVE THE RECORDS DESCRIBED IN RULES 31A-1 AND 31A-2 FOR THE PERIODS SPECIFIED IN THOSE RULES.

8.    Classification of fund:

            [X] Management company;

            [ ]  Unit investment trust; or

            [ ] Face-amount certificate company.

9.    Subclassification if the fund is a management company:

            [X] Open-end     [ ] Closed-end

10.   State law under which the fund was organized or formed:

            Connecticut

11. Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund's contracts with those advisers have been terminated:

            TIMCO Asset Management, Inc. (formerly, The Travelers Investment Management Company)
            100 First Stamford Place
            Stamford, Connecticut 06902

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12.   Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund's contracts with those underwriters have been terminated:

            Travelers Distribution LLC
            One Tower Square
            Hartford, Connecticut 06103

13.   If the fund is a unit investment trust ("UIT") provide:

      (a)   Depositor's name(s) and address(es):

            Not applicable

      (b)   Trustee's name(s) and address(es):

            Not applicable

14. Is there a UIT registered under the Act that served as a vehicle for investment in the fund?

            [ ] Yes     [X] No

      If Yes, for each UIT state:

            Not applicable.

15. (a) Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

            [X] Yes     [ ] No

      If Yes, state the date on which the board votes took place:

      The board of managers of the Account voted to approve the reorganization of the Account generally at a meeting held on November 10, 2005. The board of managers approved the Agreement and Plan of Reorganization relating to the reorganization at a meeting held on January 25, 2006.

      If No, explain:

            Not applicable

      (b) Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

            [X] Yes     [ ] No

      If Yes, state the date on which the shareholder votes took place:

            April 27, 2006.

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II.   DISTRIBUTIONS TO SHAREHOLDERS

16. Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

            [X] Yes     [ ] No

      (a)   If Yes, list the date(s) on which the fund made those distributions:

            The Account distributed the units of the New Sub-Account to its unit holders on April 28, 2006.

      (b)   Were the distributions made on the basis of net assets?

            [X] Yes    [ ] No

      (c)   Were the distributions made PRO RATA based on share ownership?

            [X] Yes    [ ] No

      (d) If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated:

            Not applicable

      (e)   LIQUIDATIONS ONLY:
            Were any distributions to shareholders made in kind?

            [ ] Yes     [ ] No

            If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders:

            Not applicable

17.   CLOSED-END FUNDS ONLY:
      Has the fund issued senior securities?

            [ ] Yes    [ ] No

      If Yes, describe the method of calculating payments to senior securityholders and distributions to other shareholders:

            Not applicable

18.   Has the fund distributed ALL of its assets to the fund's shareholders?

            [X] Yes    [ ] No

      If No,
      (a) How many shareholders does the fund have as of the date this form is filed?

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      (b)   Describe the relationship of each remaining shareholder to the fund:

19. Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

            [ ] Yes     [X] No

      If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

III.  ASSETS AND LIABILITIES

20. Does the fund have any assets as of the date this form is filed? (SEE QUESTION 18 ABOVE)

            [ ] Yes     [X] No

      If Yes,
      (a) Describe the type and amount of each asset retained by the fund as of the date this form is filed:

      (b)   Why has the fund retained the remaining assets?

      (c)   Will the remaining assets be invested in securities?

            [ ] Yes     [ ] No

21. Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?

            [ ] Yes     [X] No

      If Yes,
      (a)   Describe the type and amount of each debt or other liability:

      (b) How does the fund intend to pay these outstanding debts or other liabilities?

IV.   INFORMATION ABOUT EVENT(S) LEADING TO REQUEST FOR DEREGISTRATION

22.   (a)   List the expenses incurred in connection with the Merger or
            Liquidation:

            (i)   Legal expenses: $33,989

            (ii)  Accounting expenses: $0

            (iii) Other expenses (list and identify separately):

                  (A) Proxy-related expenses (printing and mailing of proxy statements, tabulation of proxy voting results): $23,756

            (iv)  Total expenses (sum of lines (i)-(iii) above): $57,745

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      (b)   How were those expenses allocated?

      Solely for purposes of the response to Item 22(a) above, expenses attributable to the reorganizations of a number of separate accounts of TIC, including the Account, that have been registered with the Commission as open-end management investment companies have been allocated equally among such separate accounts. Because the expenses of the reorganizations of the Account and the other separate accounts of TIC have been borne by TIC, and not by the Account, there has been no need to allocate such expenses other than for responding to Item 22(a).

      (c)   Who paid those expenses?

            See response to Item 22(b) above.

      (d)   How did the fund pay for unamortized expenses (if any)?

            See response to Item 22(b) above.

23. Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

            [ ] Yes    [X] No

      If Yes, cite the release numbers of the Commission's notice and order or, if no notice or order has been issued, the file number and date the application was filed:

            Not applicable

V.    CONCLUSION OF FUND BUSINESS

24.   Is the fund a party to any litigation or administrative proceeding?

            [ ]Yes     [X] No

      If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

            Not applicable

25. Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

            [ ]Yes     [X] No

      If Yes, describe the nature and extent of those activities:

            Not applicable

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VI.   MERGERS ONLY

26.   (a)   State the name of the fund surviving the Merger:

            MetLife Stock Index Portfolio of Metropolitan Series Fund, Inc. A sub-account of The Travelers Fund U for Variable Annuities

      (b) State the Investment Company Act file number of the fund surviving the Merger:

            The Fund: 811-03618
            The Successor Account: 811-03575

      (c) If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and the date the agreement was filed:

            The Agreement and Plan of Reorganization among the Account, the Fund, TIC, and certain other separate accounts of TIC setting forth the terms of the reorganization of the Account was filed as Appendix A to the definitive Combined Prospectus/Proxy Statement on Form N-14 filed with the Commission under Rule 497 on March 22, 2006 (File No. 333-131352).

      (d) If the merger or reorganization agreement has NOT been filed with the Commission, provide a copy of the agreement as an exhibit to this form.

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                                 VERIFICATION

The undersigned states that (i) she has executed this Form N-8F application for an order under section 8(f) of the Investment Company Act of 1940 on behalf of Tactical Growth and Income Stock Account for Variable Annuities, (ii) she is the President of Tactical Growth and Income Stock Account for Variable Annuities, and (iii) all actions by unitholders, the Account's board of managers, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken. The undersigned also states that the facts set forth in this Form N-8F application are true to the best of her knowledge, information, and belief.

                                           TACTICAL GROWTH AND INCOME STOCK
                                           ACCOUNT FOR VARIABLE ANNUITIES

                                           /s/ Elizabeth M. Forget
                                           -------------------------------------
                                           Name:  Elizabeth M. Forget
                                           Title: President

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